SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13(d)-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

AquaBounty Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

UO387J108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. UO387J108		13G

1.	Names of Reporting Persons Abbott Laboratories (I.R.S. Identification No. 36-0698440)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 693,024

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 693,024

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 693,024

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.79%

12.	Type of Reporting Person CO

CUSIP No. UO387J108		13G

1.	Names of Reporting Persons Abbott Laboratories (Chile) Holdco SpA

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 682,626

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 682,626

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 682,626

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.67%

12.	Type of Reporting Person CO

Item 1(a).		Name of Issuer: AquaBounty Technologies, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 2 Mill and Main Place, Suite 395 Maynard, Massachusetts 01754

Item 2(a) – (c).

Name, Address and Citizenship of Persons Filing:
Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

United States

Abbott Laboratories (Chile) Holdco SpA

Avenida Pedro de Valdivia No 295

Comuna de Providencia

Ciudad de Santiago Region Metropolitana

7500524 Chile

Chile

Item 2(d).		Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e).		CUSIP Number: UO387J108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check which person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information in items 1 through 12 on the cover pages (pages 2 and 3) of this statement is incorporated herein by reference.

The percentage ownership is calculated based on 8,895,094 shares of Common Stock issued and outstanding as of December 30, 2017, as disclosed by AquaBounty Technologies, Inc. in its Amendment No. 3 to Form S-1 Registration Statement dated and filed with the Securities and Exchange Commission on January 11, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Abbott Laboratories (Chile) Holdco SpA, a share corporation (sociedad por acciones) organized under the laws of Chile, is an indirect, wholly-owned subsidiary of Abbott Laboratories.  Abbott Laboratories (Chile) Holdco SpA is the successor in interest to CFR International SpA.  The information regarding the shares of AquaBounty Technologies, Inc. held by Abbott Laboratories (Chile) Holdco SpA in items 1 through 12 on the cover pages (page 2) of this statement is incorporated herein by reference.

Western Pharmaceuticals SA, a corporation (sociedad anónima) organized under the laws of Ecuador and an indirect, wholly-owned subsidiary of Abbott Laboratories,  holds an additional 10,398 shares of Common Stock of AquaBounty Technologies, Inc.  Western Pharmaceuticals SA is subject to liquidation proceedings and voting and dispositive control over such shares is exercised by a liquidator appointed pursuant to Ecuadoran law.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By:	/s/ Brian B. Yoor*
Name:	Brian B. Yoor
Title:	Executive Vice President, Finance and
Chief Financial Officer

Abbott Laboratories (Chile) Holdco SpA

By:	/s/ Brian B. Yoor*
Name:	Brian B. Yoor
Title:	Authorized Signatory

*  By John A. Berry, Attorney-in-Fact.